PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 682-8089 Fax: (604) 682-8094

News Release #04-16	TSX Venture: PMV
September 8, 2004	Issued & Outstanding: 26,853,967
Fully Diluted: 38,525,101

RESULTS OF DIAMOND DRILL PROGRAM AND COMMENCEMENT OF AIRBORNE SURVEY, GHANA

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], is pleased to announce that it has received final assays from its recently completed drill program on its' Ashanti II Gold Project located on the Asankrangwa Gold Belt in Ghana, West Africa.

Drilling within the Fromenda Grid "B" target area totaled 1444 meters in 7 widely spaced diamond drillholes. Approximately 18 kilometers to the southwest of this area, a further 2 diamond drillholes, totaling 430 meters, were completed in the Juabo target area.

Fromenda Grid "B" Target Area (Adansi Gold Fromenda Concession)

Drillholes FB-20 to FB-22 tested a projected southwest plunge to near surface gold mineralization previously outlined in the Main Zone; and drillholes FB-23 to FB-26 tested only two, of at least ten, newly outlined 3DIP geophysical targets.

Auriferous intersections, above 0.4 g/t Au, are as follows:

Hole Number	Grid	Grid					Drill	Drill	Assay	Assay
	Easting	Northing	Azimuth	Dip	From	To	Intercept	Intercept	Au	Au
	(m)	(m)	(Deg)	(Deg)	(m)	(m)	(m)	(ft)	(g/t)	(oz/ton)
FB-20	9612	2020	135	-60	84.12	85.12	1	3.28	0.41	0.01
"					105.18	106.80	1.62	5.31	0.40	0.01
FB-21	9590	2073	135	-45	51.82	60.95	9.14	30.00	0.63	0.02
FB-22	9620	2099	135	-45	89.20	90.22	1.02	3.35	1.10	0.03
FB-23	9722	2010	135	-45	55.50	57.30	1.80	5.91	1.59	0.05
"					98.00	99.06	1.06	3.48	0.41	0.01
"					101.00	104.00	3.0	9.84	0.41	0.01
FB-24	9720	1389	105	-45	111.86	112.78	0.92	3.02	0.45	0.01
FB-25	9764	793	127	-45	148.13	153.10	4.97	16.31	0.99	0.03
"	incl.				151.70	153.10	1.40	4.59	2.70	0.08
FB-26	9831	970	114	-45					NSA	NSA
note: NSA = no significant assays

The discovery of gold values in the new 3DIP anomalies tested above is considered by management to be a very significant development, especially since they are hosted by major shear structures with spatially large geophysical responses. Further drilling to evaluate these two targets and the other eight significant targets outlined by the 3DIP survey is planned for later in the year.

Juabo Target Area (Adansi Gold Gemap Concession)

Diamond drillhole JG-05 tested the downdip extension of gold mineralization discovered in previous holes 03JGDDH-01 (1.23 g/t Au across 7.8m from 26.6 to 34.4m, 3.68 g/t Au across 7.74m from 75.78 to 83.52m, and

1.22 g/t Au across 4.57m from 90.22 to 94.79m) and 03JGDDH-02 (1.34 g/t Au across 3.0m from 24.0 to 27.0m, 1.44 g/t Au across 6.0m from 41.0 – 47.0m, and 1.74 g/t Au across 9.75m from 94.8 to 104.55m) .

Drillhole JG-06 was the first diamond drill test of a +1,000 metre long section of a metal factor geophysical anomaly (co-incident high IP effects and low resistivities) – with co-incident gold in soil anomalies. Previous drill holes 03JGDDH-01 to 04 are located along strike 600 metres to the northeast. The Juabo area is geologically similar to the Fromenda Grid "B" target area, however, cross-cutting felsic intrusive dykes are more prevalent.

Auriferous intersections, above 0.4 g/t Au, are as follows:

Hole	Grid	Grid					Drill	Drill	Assay	Assay
Number	Easting	Northing	Azimuth	Dip	From	To	Intercept	Intercept	Au	Au
	(m)	(m)	(Deg)	(Deg)	(m)	(m)	(m)	(ft)	(g/t)	(oz/ton)
JG-05	15962	17160	135	-50	53.64	54.61	0.97	3.18	1.93	0.06
"					121.92	124.42	2.50	8.20	1.42	0.04
"					163.71	173.71	10.00	32.81	0.67	0.02
"					180.71	185.71	5.00	16.40	1.09	0.03
JG-06	16149	16488	135	-45	67.19	74.19	7.00	22.97	1.78	0.05
"	incl.				73.19	74.19	1.00	3.28	11.92	0.35

As noted from the current and previous drill programs on the Fromenda Grid "B" Main Zone, L17N, School Zone North and East , Juabo targets, and elsewhere throughout the Ashanti II Project area, the drilling of shear zones mappable by geophysical techniques has discovered significant new zones of gold mineralization. Based on these results, the Company has contracted Fugro Airborne Surveys to complete a high resolution DIGHEM EM and high resolution magnetic survey over the entire concession area in order to fully outline the major shear and cross structures. Flying is expected to be completed within the next few weeks.

Neil Macfarlane, M.Sc., Exploration Manager, supervised and directed the drilling program. Sample analyses, including repeats, randomly placed blanks, and standards were completed at SGS Analabs Pty. Ltd. at Bibiani and at Transworld Laboratories in Tarkwa, utilizing industry standard 50g fire assay techniques, with atomic absorption finish. In addition, random duplicate samples were also submitted for overall QA purposes.

On behalf of the Board,

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie
President

For more information please contact:

Douglas R. MacQuarrie, President or Warwick G. Smith & Larry Myles, Shareholder Communications
Telephone: (604) 682-8089 Toll-Free: (888) 682-8089 Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com and Goknet Mining Company website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.